SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Ashford Hospitality Prime, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044102101

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital (Master), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Cayman Islands

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital IM, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital IM GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons.

John Petry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) IN

Items 4 and 7 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Shares”) of Ashford Hospitality Prime, Inc., a Maryland corporation (“AHP”) previously filed by (i) Sessa Capital (Master), L.P., a Cayman Islands exempted limited partnership (“Sessa Capital”), as a result of its direct ownership of Shares, (ii) Sessa Capital GP, LLC, a Delaware limited liability company (“Sessa Capital GP”), as a result of being the sole general partner of Sessa Capital, (iii) Sessa Capital IM, L.P., a Delaware limited partnership (“Sessa IM”), as a result of being the investment adviser for Sessa Capital, (iv) Sessa Capital IM GP, LLC, a Delaware limited liability company (“Sessa IM GP”), as a result of being the sole general partner of Sessa IM, and (v) John Petry, as a result of being the manager of Sessa Capital GP and Sessa IM GP (Sessa Capital, Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry are collectively referred to as the “Reporting Persons”), are hereby amended as follows:

Item 4. Purpose of Transaction

No change except for the addition of the following:

On June 10, 2016, AHP held its annual stockholders meeting, at which stockholders voted on the election of AHP directors. On June 14, 2016, Sessa Capital issued a press release commenting on the election and stating that it plans to ask a federal court to set aside the election results. A copy of the press release is attached as Exhibit 1 and incorporated by reference in this Item 4 in its entirety.

The Reporting Persons intend to continue to monitor actions by AHP’s board, and, depending on the outcome of the pending litigation, among other factors previously reported in this Statement on Schedule 13D, will consider taking further action to protect their interests and the interests of stockholders, which actions may involve plans or proposals of the type described in Item 4(a) through (j) of Schedule 13D.

Item 7. Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 1	Press release dated June 14, 2016 issued by Sessa Capital.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2016

/s/ John Petry
John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P.

Exhibit 1

SHAREHOLDERS DECISIVELY REBUKE EXISTING GOVERNANCE AT ASHFORD PRIME BY OPPOSING

THE REELECTION OF THE ENTIRE INCUMBENT BOARD

Sessa Capital Intends to Seek a New Election

NEW YORK – June 14, 2016 – Sessa Capital announced that the election results from the June 10, 2016 annual meeting of stockholders of Ashford Hospitality Prime, Inc. (NYSE:AHP) confirm the depth of shareholder unhappiness with the actions of Ashford Prime’s board of directors highlighted by Sessa Capital through a series of letters and presentations over the last nine months. Despite running in an uncontested election as a result of the board’s decision to disqualify Sessa Capital’s nominees, Ashford Prime’s entire board received an unprecedented rebuke in which not a single director was affirmatively chosen by shareholders to retain his or her seat. On average, shareholders chose to withhold support rather than voting for the directors by a nearly 2:1 ratio. Sessa Capital had sought to run nominees in opposition to the current board, but actions undertaken by Ashford Prime’s board denied shareholders a choice. Sessa Capital (Master), L.P. (“Sessa Capital”) is the owner of 8.2% of the outstanding common shares of Ashford Prime.

John Petry, Sessa Capital’s principal, said, “We believe this is the first time that stockholders holding a majority of the outstanding stock of a New York Stock Exchange company withheld votes from an entire board of directors. This represents a clear vote of no confidence in the incumbent directors. We do not view the result as surprising, given the disdain for stockholder rights shown by the incumbent board. The federal district court, while reviewing the actions of Ashford Prime’s board, noted steps taken by the board to entrench itself. Over the last nine months, we have highlighted what we believe is the board’s unparalleled disregard for the rights of Ashford Prime stockholders, and we believe that the stockholders vindicated our criticisms with these election results.”

Petry continued, “Shareholders deserve more than the ‘thanks’ for an ‘open and honest dialogue’ offered by Lead Director Curtis McWilliams – they deserve real change. The particularly large withhold votes for Stefani Carter and Andrew Strong, the members of Ashford Prime’s nominating committee, show stockholders’ distaste for the antics of their committee in depriving stockholders of a choice of director nominees. More than two thirds of the shares voted opposed the reelection of each of the committee members, with Ms. Carter, the chair of the committee, being opposed by the largest number of shares of any of the directors. Along with Mr. McWilliams, the remaining independent directors, Michael Murphy and Matthew Rinaldi, were soundly rejected as well, with over 62% of the shares voted opposing their election, as were Chairman Monty Bennett and Douglas Kessler.”

Ashford Prime also announced late on Friday that each of the incumbent directors submitted resignations as required by Ashford Prime’s guidelines because more shares were voted ‘withhold’ rather than ‘for’ the directors. However, immediately following the vote, the incumbent board rejected their own resignations. Mr. Petry commented, “By rejecting their own resignations, the incumbent board once again showed its indifference to corporate governance principles and shareholder democracy. We believe that the unprecedented vote, in which a majority of the outstanding stock withheld support, followed by the board rejecting their own resignations so they could keep their board seats, has cost the incumbent board its legitimacy as representatives of the shareholders.”

The election returns show the following percentages of shares voted in the director election:

	Withheld	For
Stefani D. Carter	67.8%	32.2%
Andrew L. Strong	67.8%	32.2%
Curtis B. McWilliams	65.1%	34.9%
Monty J. Bennett	63.1%	36.9%
Douglas A. Kessler	62.5%	37.5%
Matthew D. Rinaldi	62.4%	37.6%
W. Michael Murphy	62.4%	37.6%

Sessa Capital intends to request that the federal courts set aside the results of the election and order a new election in which stockholders will have a choice of directors. Sessa Capital believes that only a free and fair election can ensure the legitimacy of the Ashford Prime board. As previously announced, the U.S. Court of Appeals for the Fifth Circuit decided to hear Sessa’s appeal on an expedited basis and has scheduled oral argument in the case to be held the week of August 1, 2016.

ADDITIONAL INFORMATION

As of the date of this press release, Sessa directly owned 2,330,726 shares of common stock, $0.01 par value (the “Common Stock”), of AHP. Sessa Capital GP, LLC, as a result of being the sole general partner of Sessa Capital, Sessa Capital IM, L.P., as a result of being the investment adviser for Sessa Capital, Sessa Capital IM GP, LLC, as a result of being the sole general partner of Sessa Capital IM, L.P., and John Petry, as a result of being the manager of Sessa Capital GP, LLC and Sessa Capital IM GP, LLC, may be deemed to be the beneficial owner of Common Stock owned directly by Sessa.

Media Contacts:

Sard Verbinnen & Co

Margaret Popper / Zachary Tramonti

212.687.8080